================================================================================



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                 ---------------
(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


         FOR THE TRANSITION PERIOD FROM              TO
                                        ------------    -----------

                          COMMISION FILE NUMBER 1-9910


            WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

                            (FULL TITLE OF THE PLAN)

                                ----------------

                                    WESTCORP
                                   23 PASTEUR
                          IRVINE, CALIFORNIA 92718-3804

                 (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT
                       TO THE PLAN AND THE ADDRESS OF ITS
                           PRINCIPAL EXECUTIVE OFFICE)



================================================================================

                              REQUIRED INFORMATION

1.      Not Applicable.

2.      Not Applicable.

3.      Not Applicable.

4. Westcorp Employee Stock Ownership and Salary Savings Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Westcorp Employee Stock Ownership and Salary Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                            WESTCORP EMPLOYEE STOCK OWNERSHIP
                                            AND SALARY SAVINGS PLAN


                                            By:   /s/ LEE A. WHATCOTT
                                               ---------------------------------
                                               Lee A. Whatcott, Committee Member


June 29, 1998

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Audited Financial Statements
                         and Other Financial Information


                     Years ended December 31, 1997 and 1996





                                    CONTENTS

Report of Independent Auditors......................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.....................................2
Statements of Changes in Net Assets Available for Benefits..........................3
Notes to Financial Statements.......................................................4


Other Financial Information

Schedule of Assets Held for Investment Purposes....................................13
Schedule of Reportable Transactions................................................14

                         Report of Independent Auditors

Plan Committee
Westcorp Employee Stock Ownership and Salary Savings Plan

We have audited the accompanying statements of net assets available for benefits of Westcorp Employee Stock Ownership and Salary Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1997, and Reportable Transactions for the year then ended are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 29, 1998

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                 DECEMBER 31
                                                            1997             1996
                                                      ----------------------------------
ASSETS
Cash and short-term investments                       $     1,303,134  $     1,338,903
Investments at fair value:
  Common stock                                             18,852,429       23,030,613
  Mutual funds                                              9,209,430        5,537,098
  Government National Mortgage Association
    Securities                                                 55,355           85,571
  Unsettled investment transactions                                 -          211,288
  Loans to participants                                        83,895           61,217
                                                      ----------------------------------
Total investments                                          29,504,243       30,264,690

Interest receivable                                               542            1,923
Dividends receivable                                           80,945            4,748
Employee deferrals receivable                                 118,862           88,338
Contribution receivable                                     2,425,576        3,380,204
                                                      ----------------------------------
Total receivables                                           2,625,925        3,475,213
                                                      ----------------------------------
Net assets available for benefits                     $    32,130,168  $    33,739,903
                                                      ==================================

See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                           YEAR ENDED DECEMBER 31
                                                             1997           1996
                                                       --------------------------------
Additions to net assets attributed to:
  Investment Income:
    Interest income                                    $       19,672  $       26,688
    Dividends                                                 725,647         607,632
    Net investment gains                                      618,927         377,478
    Other gains                                             1,202,442         848,521
  Contributions:
    Employer:
      Cash                                                    723,426         486,235
      Noncash                                               1,702,150       2,893,969
    Employee                                                2,734,172       1,903,548
  Rollovers:
    The Hammond Company, The Mortgage Bankers
      rollover contribution                                         -       1,942,828
    Other rollover contributions                              286,437         154,527
  Net unrealized (depreciation) appreciation
    in fair value of investments                           (5,800,385)      3,759,801
                                                       --------------------------------
Total additions                                             2,212,488      13,001,227

Deductions from net assets attributed to:
  Distributions and withdrawals paid to participants        3,821,230       2,421,704
  Other                                                           993           1,080
                                                       --------------------------------
Total deductions                                            3,822,223       2,422,784
                                                       --------------------------------
Net (decrease) increase                                    (1,609,735)     10,578,443

Net assets available for benefits at beginning of
  year                                                     33,739,903      23,161,460
                                                       --------------------------------
Net assets available for benefits at end of year       $   32,130,168  $   33,739,903
                                                       ================================

See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Westcorp Employee Stock Ownership and Salary Savings Plan (the Plan) is for the benefit of all eligible employees of Westcorp (the Company), its wholly-owned subsidiaries, Westran Services Corp., Westcorp Investments, Inc. and Western Financial Bank (the Bank), and the Bank's subsidiaries.

Contributions and Deductions: Contributions by Plan participants are recognized as additions to net assets when the deduction is made from the participants' wages at the end of each payroll period. Contributions from the Company are voluntary and are accrued in the year in which they become obligations of the Company by authorization of its Board of Directors.

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Investment Valuation and Income Recognition: The Plan's cash and investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

GENERAL

The Plan is a defined contribution profit sharing plan that covers substantially all employees and provides for retirement benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)

                               December 31, 1997


2. DESCRIPTION OF THE PLAN (CONTINUED)

GENERAL (CONTINUED)

The Company and its subsidiaries make contributions to the employee stock ownership portion of the Plan, as determined by the Company's Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after seven years of service, or upon attainment of age 65 or in the event of a participant's death or total disability while still an employee of the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The amount of forfeited nonvested accounts was not material for the years ended December 31, 1997 and 1996.

It is the intent of the Company to continue the Plan; however, the Plan may be terminated by the Company at any time. In the event the Plan terminates, the net assets of the Plan will be allocated. All participants will vest 100% immediately and will receive their credited balance as of the date of liquidation.

Further information about the Plan agreement and the vesting and benefit provisions is contained in the pamphlet Westcorp Employee Stock Ownership and Salary Savings Plan Summary Plan Document. Copies of this pamphlet are available from the Plan Committee.

2. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Employees may contribute up to 10% of annual earnings to the Plan through regular payroll deductions under the 401(k) provisions of the Plan. The Company may match up to 50% of employee elective contributions, not to exceed 6% of employee compensation. Forfeitures are credited to the employer and are used to reduce employer contributions.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)

                               December 31, 1997


2. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

Plan participants have seven investment options. A participant may invest in any combination of the following mutual fund options offered by American Funds and/or Westcorp common stock:

o The Cash Management Trust of America - Funds are invested in shares of a registered investment company that primarily invests in various money market instruments.

o U.S. Government Securities Fund - Funds are invested in shares of a registered investment company that primarily invests in securities on which the U.S. government guarantees the payment of principal and interest.

o The Income Fund of America - Funds are invested in shares of a registered investment company that invests in a broadly diversified portfolio of securities including stocks and bonds.

o The Growth Fund of America - Funds are invested in shares of a registered investment company that invests primarily in common stocks.

o Washington Mutual Investors Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks.

o EuroPacific Growth Fund of America - Funds are invested in shares of a registered investment company that invests in a broadly diversified portfolio of overseas stocks and bonds.

o     Westcorp Stock Fund - Funds are invested in common stock of Westcorp.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)

                               December 31, 1997


2. DESCRIPTION OF THE PLAN (CONTINUED)

LOANS TO PARTICIPANTS

During 1997, the Plan was amended to allow employees to borrow from their Plan Accounts. A minimum loan amount of $500 can be borrowed once a year. The maximum loan amount is 50% of the employee's vested Plan Account balance not to exceed $50,000. Loans are required to be repaid within five years; however, if the purpose of the loan is to purchase a primary residence, the term may be up to 30 years.

Repayments of loan amounts are used to reduce the outstanding principal balance of the loan. Such principal reductions are then allocated among the seven investment options in the same proportion in which the individual employee's elective contributions are allocated at the time of loan repayment.


3. BENEFITS PAYABLE

Vested benefits payable to participants of $432,182 and $671,024 at December 31, 1997 and 1996, respectively, are not reflected as a deduction from net assets available for benefits in the Plan's financial statements, which creates a difference from the Plan's Internal Revenue Service (IRS) Form 5500, "Annual Return/Report of Employee Benefit Plan," which has recorded the vested benefits as a liability.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)

                               December 31, 1997



4. INVESTMENTS

The Plan's investments, net of investments purchased during the year, decreased in fair value by $5,800,385 during 1997. Investment income of $2,566,688 was realized in relation to these investments during 1997.

                                                     INCREASE
                                                   (DECREASE) IN
                                                     FAIR VALUE   FAIR VALUE AT
                                                    DURING YEAR    END OF YEAR
                                                   ------------------------------
Year ended December 31, 1997:
  Fair value as determined by quoted market
    price:
    Short-term investments                         $           -   $  1,303,134
    Westcorp common stock                              (6,694,287)   18,852,429*
    Government National Mortgage
      Association Securities                                5,439        55,355
    Mutual funds                                          888,463     9,209,430*
    Loans to participants                                       -        83,895
                                                   ------------------------------
                                                   $   (5,800,385) $ 29,504,243
                                                   ==============================

*represent more than 5% of the fair value of net assets available for benefits


5. INCOME TAX STATUS

The IRS has issued a determination letter dated August 8, 1995, that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and, the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

6. ACQUISITION OF THE HAMMOND COMPANY SAVINGS & PROFIT SHARING PLAN

During December 1995, the Bank acquired The Hammond Company, The Mortgage Bankers. On July 10, 1996, The Hammond Company Savings & Profit Sharing Plan (the Hammond Plan) was merged into the Plan. Under the terms of the merger, each employee selected investment options offered under the Plan and rolled over their participant balances from the Hammond Plan into the Plan.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)

                               December 31, 1997



6. ACQUISITION OF THE HAMMOND COMPANY SAVINGS & PROFIT SHARING PLAN (CONTINUED)

The rollover contribution from the acquisition of the Hammond Plan totaled $1,942,828.

7. ADMINISTRATIVE COSTS

The Company has agreed to voluntarily pay the Plan's administrative expenses of approximately $125,430 in 1997. This agreement to pay the administrative costs can be canceled at any time.

8. EMPLOYER CONTRIBUTIONS

The Company's Board of Directors elected to provide a contribution in 1997 of $2,425,576 for both the employee stock ownership (ESOP) and salary savings portions of the Plan. The contribution consisted of Westcorp common stock with a fair value on the date of transfer of $1,702,150 and cash of $723,426. The contribution expense was allocated to the Company and its subsidiaries based upon the relative participation of the employees of the Company and its subsidiaries in the Plan.

9. ESOP PARTICIPANT ALLOCATION

The Plan allocates contributions, investment changes and forfeitures to participants' accounts as follows:

      Contributions: Each participant is credited with one unit for each $100 of eligible compensation plus an additional unit for each full year of service.

      Investment Changes: Each participant account is allocated the amount of investment changes on a monthly basis in the same proportion that the cash or shares of each participant's account bears to the total accounts of all participants in the same investment option at the time of the valuation.

      Forfeitures: Forfeitures are allocated to participants who did not have a break in service during the current year based on the proportion of each participant's compensation to the total compensation of all such participants during the year.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)

                               December 31, 1997



10. SEPARATE CONTRIBUTION PROGRAMS

The Salary Savings Plan maintains seven investment programs. Participants individually elect how to allocate their contributions among the programs. The following table summarizes the activity for each of the programs and the Employee Stock Ownership Plan:

                                        THE CASH         U.S.          THE
                                       MANAGEMENT     GOVERNMENT      INCOME       THE GROWTH
                                        TRUST OF      SECURITIES      FUND OF       FUND OF
                                         AMERICA         FUND         AMERICA       AMERICA
                                     -----------------------------------------------------------
Net assets available for
  benefits, January 1, 1997          $   1,181,711  $     387,359 $   1,403,539  $   2,284,718
    Contributions:
      Employer:
        Cash                                30,232         43,012       120,165        246,654
        Noncash                                  -              -             -              -
      Employee deferral/loan
        repayments                          87,989        114,082       344,309        666,820
      Other rollover contributions           3,504          7,861        13,822         24,268
    Interest income                            466            228           534          1,146
    Dividends                               55,640         30,370        92,551         19,387
    Investment gains                             -              -       105,799        307,212
    Other gains (losses)                         -         (1,777)       28,685         36,458
    Distributions and withdrawals
      paid to participants                (300,650)       (55,879)     (205,691)      (499,372)
    Net unrealized (depreciation)
      appreciation in fair value
      of investments                             -          8,722        67,026        243,082
    Transfer of funds                      100,029          8,568      (150,211)        93,066
    Other                                      (30)           (15)          (58)           (80)
                                     -----------------------------------------------------------
Net assets available for
  benefits, December 31, 1997        $   1,158,891  $     542,531 $   1,820,470  $   3,423,359
                                     ===========================================================

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)

                               December 31, 1997



                                  EUROPACIFIC
   WASHINGTON                     GROWTH FUND
MUTUAL INVESTORS    WESTCORP          OF          LOANS TO
      FUND         STOCK FUND       AMERICA     PARTICIPANTS        ESOP           TOTAL
----------------------------------------------------------------------------------------------

$  2,203,863    $  7,759,362     $        -      $  61,217   $ 18,458,134    $ 33,739,903


     261,822               -         21,541              -              -         723,426
           -         350,197              -              -      1,351,953       1,702,150

     646,440         861,561         24,426        (11,455)             -       2,734,172
     162,779          72,185          2,018              -              -         286,437
       1,244           5,454             79              -         10,521          19,672
      69,043         145,237          1,341              -        312,078         725,647
     202,003               -          3,913              -              -         618,927
      46,883         322,549            (12)             -        769,656       1,202,442

    (187,223)       (931,354)          (433)        34,133     (1,674,761)     (3,821,230)


     585,295      (1,964,102)       (10,224)             -     (4,730,184)     (5,800,385)
     210,079        (363,125)       101,594              -              -               -
         (96)           (406)            (3)             -           (305)           (993)
-------------------------------------------------------------------------------------------

$  4,202,132    $  6,257,558     $  144,240      $  83,895   $ 14,497,092    $ 32,130,168
===========================================================================================

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)

                               December 31, 1997



11. HOLDINGS OF PARTIES-IN-INTEREST

                                                               CURRENT VALUE OF
                                                                   ASSET AT
                                                               DECEMBER 31 1997
                                                               ------------------
Westcorp common stock (1,117,181 shares in 1997)                $    18,852,429
                                                               ==================

                           Other Financial Information

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1997



                                        DESCRIPTION OF
                                     INVESTMENT, INCLUDING
                                        MATURITY DATE,                          CURRENT
                                     RATE OF INTEREST, PAR                       VALUE
 IDENTITY OF ISSUER OR BORROWER        OR MATURITY VALUE          COST         OF ASSET
--------------------------------------------------------------------------------------------
Westcorp common stock             1,117,181 shares           $  11,382,228    $ 18,852,429

American Funds consists of:       426,415 shares                 7,632,438       9,209,430
  Washington Mutual Investors
    Fund
  The Growth Fund of America
  The Income Fund of America
  EuroPacific Growth Fund

Cash and Short-Term
 Investments consist of:
  The Cash Management Trust
    of America                    1,112,789 shares               1,112,789       1,112,789
  Trust for Federal Securities    190,345 shares                   190,345         190,345

Government National               GNMA Pool #168962
  Mortgage Association            Single Family Pool at
                                  11% pass through
                                  certificate maturing
                                  July 15, 2016                     49,916          55,355

Loans to participants                                                               83,895
                                                             -------------------------------
                                                             $  20,367,716    $ 29,504,243
                                                             ===============================

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1997



                                                             CURRENT
                                                             VALUE OF
                                                             ASSET ON        NET
                                               COST OF     TRANSACTION      GAIN
           DESCRIPTION OF ASSETS                ASSET          DATE        (LOSS)
--------------------------------------------------------------------------------------
Category (i) - single transactions in excess of 5% of plan assets
-----------------------------------------------------------------

Trust for Federal Securities                $   2,118,787 $   2,118,787   $       -
Trust for Federal Securities                   (2,151,177)   (2,151,177)          -
Trust for Federal Securities                    2,444,826     2,444,826           -
Trust for Federal Securities                   (2,460,932)   (2,460,932)          -
Westcorp common stock                            (970,822)   (1,740,477)    769,655

Category (iii) - series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------

Washington Mutual                           $   2,342,967 $   2,342,967   $       -
Growth Fund of America                          2,055,097     2,055,097           -
Westcorp common stock                          (2,531,551)   (2,854,100)    322,549
Westcorp common stock                           3,138,966     3,138,966           -
Westcorp common stock                           2,943,383     2,943,383           -
Westcorp common stock                          (3,459,166)   (4,228,821)    769,655


There were no Category (ii) or (iv) reportable transactions during 1997.